Giovanni Caruso Partner Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

September 8, 2023

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Cara Wirth
Dietrich King

Re:	Brilliant Acquisition Corp.
Registration Statement on Form S-4 Filed July 25, 2023 File No. 333-273401

Dear Ms. Wirth and Mr. King:

On behalf of our client, Brilliant Acquisition Corp., a British Virgin Islands business company (the “Company” or “Brilliant”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter (the “Comment Letter”), dated August 21, 2023, regarding the Registration Statement on Form S-4 (File No. 333-273401), filed by the Company on July 25, 2023 (the “Prior Registration Statement”).

Brilliant is filing a Registration Statement on Form S-4 (the “Registration Statement”) contemporaneously with the filing of this response letter. The newly filed Registration Statement reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Registration Statement on Form S-4 Filed July 25, 2023

Ownership of the Post-Business Combination Company after the Closing, page 23

1. We note that you provide No Redemption and Maximum Redemption scenarios. Please revise to include a 50% redemption scenario as well. Please make corresponding changes throughout, including to your disclosure on pages 126 and 185. Additionally, please revise the footnote to reflect the total number of shareholder redemptions to date. For example, we note that in connection with the March 18, 2022 extension that shareholders elected to redeem 1,025,281 shares.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 23-24, 130-131 and 190 of the Registration Statement.

Extensions of Time to Consummate Brilliant’s Initial Business Combination, page 26

2. Please revise to disclose here, and elsewhere as appropriate, the process and current status of your hearing with Nasdaq regarding your non-compliance with Nasdaq IM-5101-2, which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Separately, please also revise your Risk Factors to add appropriate risk factor disclosure, including specifically adding the risk factor that you added to your preliminary proxy statement on Schedule 14A filed on July 5, 2023, titled “Nasdaq may delist Brilliant’s securities from its exchange which could limit investors’ ability to make transactions in its securities and subject Brilliant to additional trading restrictions.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 89, 116-117 and 179-180 of the Registration Statement.

Trading Market and Dividends

Nukkleus, page 34

3. We note references to Nukkleus being quoted for trading on OTC Pink Sheets and the closing price of Nukkleus Common Stock on the record date. However, based on your disclosure on pages 18 and 112, we note that Nukkleus was delisted from OTC Pink Sheets on April 21, 2023. Please revise for consistency.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 116 of the Registration Statement.

The Background of Brilliant’s Interaction with Nukkleus, page 104

4. Please revise the background to address the following:

●	Quantify the required threshold for Nasdaq qualification that prompted discussions to restructure the transaction.

●	Describe any material discussions or negotiations regarding the consideration to be offered.

●	Provide additional information on the extension to consummate an initial business combination to December 23, 2023, including the response from Nasdaq.

●	Describe any material discussions or negotiations regarding the decision to not seek an amended fairness opinion.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 116-117 of the Registration Statement.

Material U.S. Federal Income Tax Consequences, page 142

5. Please file a tax opinion that addresses the material federal income tax consequences to investors of the Domestication and the Merger, and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19. Additionally, please revise to address and express a conclusion for each material federal tax consequence. A description of the law is not sufficient. Rather, the tax opinion must opine on the material tax issues. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a “will” opinion. Refer to Section III.C of Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, the Company has filed opinions of counsel as exhibits 8.1 and 8.2 to the Registration Statement.

6. In the section titled “U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Brilliant Securities,” please remove the language stating that the information is a “discussion.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 149 of the Registration Statement.

Description of Brilliant’s Securities, page 207

7. We note your exclusive forum provision in your Amended and Restated Certificate of Incorporation, included as Annex C. Please revise to include a description of such provisions in this section and include related risk factor disclosure as well.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages 82, 135, and 232 of the Registration Statement.

General

8. We note your various revisions regarding Mr. Porcheron’s role with Nukkleus. Please clarify whether Mr. Porcheron provided a report, opinion or appraisal to Nukkleus in any capacity, and revise to provide the information required by Item 1015(b) of Regulation MA. Additionally, in the section titled “Letter Agreement with PK Asset Management,” please revise to reflect the GBP 31,000 upfront retainer, and the $2.50 strike price for the 1,000,000 stock options, or tell us whether the terms changed.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 237 of the Registration Statement.

9. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies, with respect to Brilliant Acquisition Corporation. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021, which is available on our website.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the cover letter and pages 27-29 and 85-87 of the Registration Statement.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner, Loeb & Loeb LLP

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